UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Colliers International Group Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

194693107

(CUSIP Number)

Jay S. Hennick

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

416-960-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

JAY S. HENNICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,219*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,219*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,219*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof and 345,014 Subordinate Voting Shares issuable on conversion of certain Convertible Notes as further described in Items 5 and 6.

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CUSIP No. 194693107

1	NAME OF REPORTING PERSON

HENSET CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,103,219*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,103,219*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,219*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof and 345,014 Subordinate Voting Shares issuable on conversion of certain Convertible Notes as further described in Items 5 and 6.

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CUSIP No. 194693107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (this “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Effective with the filing of this Amendment No. 1, The Jay and Barbara Hennick Family Foundation is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law and shall remain party to the Joint Filing Agreement, as previously described in Item 6 hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

As further described in Item 6 hereto, the Reporting Persons purchased $20 million aggregate principal value of the Convertible Notes (as defined below), which may be converted into 345,014 Subordinate Voting Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2021, the Issuer, the Reporting Persons, Jayset Capital Corp. (“Jayset Capital”), and Jayset Management CIG Inc. (“Jayset Mgt”) entered into a transaction agreement (the “Transaction Agreement”), pursuant to which: (i) the Issuer will indirectly acquire all of the shares of Jayset Mgt, the recipient of all fees and other entitlements under the Management Services Agreement originally entered into on February 1, 2004 among the Issuer, Mr. Hennick and Jayset Mgt (as amended, the “MSA”), and thereafter terminate the MSA; (ii) the Issuer, Mr. Hennick and a newly incorporated corporation beneficially owned by Mr. Hennick will enter into a new five-year management services agreement, which will be substantially similar to the current MSA, except that there will be no entitlement to equity-linked compensation; and (iii) the Reporting Persons, the Issuer and Equity Financial Trust Company will enter into a new trust agreement, providing that the Multiple Voting Shares (which are entitled to 20 votes each) owned by the Reporting Persons will convert into Subordinate Voting Shares (which are entitled to 1 vote each) on a one-for-one basis and for no additional consideration or premium by no later than September 1, 2028. As part of the transaction, the Issuer will pay approximately $95 million in cash and issue a total of 3,572,858 Subordinate Voting Shares, in each case, to one or more entities controlled by Mr. Hennick.

The transaction is subject to the approval of a majority of the disinterested holders of Subordinate Voting Shares at an Annual and Special Meeting of Shareholders to be held on April 14, 2021 at 11:00 a.m. It is also subject to customary closing conditions, including lender approval and receipt of all other third party and regulatory consents and approvals, including from the Toronto Stock Exchange and NASDAQ.

Immediately following the completion of the transaction, Mr. Hennick is expected to have control and direction over: (a) 5,005,369 Subordinate Voting Shares, representing 11.8% of the then expected outstanding Subordinate Voting Shares; and (b) 1,325,694 Multiple Voting Shares, representing 100% of the outstanding Multiple Voting Shares. Mr. Hennick’s combined voting control of the Issuer is expected to represent approximately 45.7% of the total votes associated with the Subordinate Voting Shares and Multiple Voting Shares on a combined basis.

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CUSIP No. 194693107

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 38,863,742 Shares outstanding, as of December 31, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report of Foreign Private Issuer on Form 40-F filed with the Securities and Exchange Commission on February 18, 2021, plus 1,325,694 shares underlying the Multiple Voting Shares, plus 345,014 shares underlying the Convertible Notes.

A.	Henset Capital
(a)	As of the close of business on March 3, 2021, Henset Capital beneficially owned directly 3,103,219 Shares, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof, and 345,014 Subordinate Voting Shares issuable on conversion of the Convertible Notes.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,103,219
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,103,219
(c)	Henset Capital has not entered into any transactions in the Shares during the past sixty (60) days.
B.	Mr. Hennick
(a)	As the sole director and voting shareholder of Henset Capital, Mr. Hennick may be deemed the beneficial owner of the 3,103,219 Shares beneficially owned by Henset Capital, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof, and 345,014 Subordinate Voting Shares issuable on conversion of the Convertible Notes.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,103,219
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,103,219

(c)	Mr. Hennick has not entered into any transactions in the Shares during the past sixty (60) days.
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CUSIP No. 194693107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Transaction Agreement set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

On May 19, 2020, the Reporting Persons purchased $20,000,000 aggregate principal value of the Issuer’s 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025 and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Convertible Notes are unsecured and subordinated to all of the Issuer’s existing and future secured indebtedness. At the holder’s option, the Convertible Notes may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share. The Issuer, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price. Subject to specified conditions, the Issuer may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Transaction Agreement (incorporated herein by reference as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on March 3, 2021).

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CUSIP No. 194693107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021

HENSET CAPITAL INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chief Executive Officer and President

/s/ Jay S. Hennick
Jay S. Hennick

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